Exhibit 4.8

Incentive Compensation Policy
1    PURPOSE
The Incentive Compensation Policy (“Policy”) describes the governing principles for Incentive Compensation through the Annual Incentive Plan (“AIP”), Sales Incentive Plan (“SIP”), awards programs and any individual written employment agreement between an Employee and their employing Company (collectively referred to as “Incentive Compensation”) for eligible United States (“US”) Employees (as defined below) of Indivior Inc. and Indivior Treatment Services, Inc. (each a “Company” and collectively the “Companies”).
2    SCOPE
This Policy applies to all full-time and part-time employees, (collectively, “Employee”) who are eligible for Incentive Compensation in the US.
3    POLICY DETAILS
3.1    Key Principles
3.1.1    Incentive Compensation is designed to drive performance and behaviors consistent with Indivior’s purpose, Indivior Code of Conduct policies, values, and strategy.
3.1.2    Incentive Compensation provides a variable pay component as an incentive, in addition to an Employee’s regular salary. The combination of the base salary compensation and the Incentive Compensation is designed to yield a competitive total compensation opportunity.
3.1.3    For the Addiction Sciences business unit, Incentive Compensation is designed so that financial incentives do not inappropriately incentivize Employees to engage in or tolerate marketing, promoting, or selling of Indivior’s products (1) for unapproved uses, (2) to prescribers of buprenorphine products who are not DATA 2000-waivered or prescribers who practice within an excluded specialty, and (3) to prescribers on a government debarred list or who have been delisted pursuant to the Prescriber Concern Reporting Policy.
3.1.4    For the Behavioral Health business unit, Incentive Compensation is designed so that financial incentives do not inappropriately incentivize Employees to engage in or tolerate marketing, promoting, or selling of Indivior’s products (1) for unapproved uses, (2) to prescribers who practice within an excluded specialty, and (3) to prescribers on a government debarred list or who have been delisted pursuant to the Prescriber Concern Reporting Policy.

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3.2    Eligibility Rules
3.2.1    All Employees are eligible for Incentive Compensation through only one of the following three ways: the AIP, the SIP, or an employment agreement. Employees are never eligible for Incentive Compensation through both the AIP and SIP or through an employment agreement and the AIP or SIP. Contingent Workers and Consultants are not eligible for AIP or SIP. An Employee must receive written confirmation from the Company to be eligible for Incentive Compensation. Incentive Compensation targets, multipliers, and levels shall be designated in an Employee’s offer letter, employment agreement or other written correspondence from the Company as well as the Annual Incentive Plan SOP or the Sales Incentive Plan SOP. Non- Promotional Field-based Employees (e.g., Field Medical Employees) are generally eligible for the AIP and Promotional Field-based Employees are generally eligible for the SIP. Refer to the Sales Incentive Plan SOP for further information on the development, implementation, and execution of the SIP.
3.2.2    The Company reserves the right to, in its absolute discretion, cancel or modify any Employee’s eligibility for Incentive Compensation at any time. Employees may not be eligible, or may have limited eligibility for Incentive Compensation in the following cases:
●    Employees who have been found to have committed violations of Indivior’s policies and procedures, as tracked by Integrity & Compliance;
●    Employees who have not completed their compliance training;
●    Employees with unsatisfactory job performance, which includes, but is not limited to, Employees with a rating of ‘needs improvement’ or lower on their annual Performance and Development Review (“PDR”), or who are on a performance improvement plan, as tracked by Human Resources (“HR”).
3.2.3    The Company reserves the right to, in its absolute discretion, withhold payment of Incentive Compensation to an Employee who is relevant to an ongoing internal investigation. Based on the outcome of an internal investigation, the Company reserves the right to, in its absolute discretion, pay the full amount of Incentive Compensation to the Employee, pay only a partial amount of Incentive Compensation to the Employee, or not pay any Incentive Compensation to the Employee.
3.2.4    The ability to participate in Incentive Compensation in any one year does not guarantee participation in future years. The Company reserves the right to amend or terminate the terms of the Incentive Compensation programs at any time, either on an individual Employee or global basis.

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3.2.5    If an Employee’s employment commenced part-way through the fiscal year, any Incentive Compensation payment will be made on a pro rata basis from the Employee’s start date.
3.2.6    If an Employee changes jobs, or receives a base salary increase during the fiscal year, be it in the same country or via international transfer, resulting in changed targets, the Employee’s Incentive Compensation payout will be based, pro rata, on the achievements of each set of targets over the course of the fiscal year.
3.2.7    Employees will not be paid Incentive Compensation during any periods of long- term sickness or disability, or unpaid leave unless required by local laws and regulations.
3.2.8    Pro rata Incentive Compensation payments may be granted, at the sole discretion of the Company, to Company Employees who retire or become disabled during the fiscal year, or to the estate of former Employees who is deceased where the deceased Employee died while employed during the fiscal year.
3.2.9    Acquisitions, divestments, or major launches will be considered on a case-by-case basis and may result in an adjustment of Incentive Compensation results at the end of the year in the sole discretion of the Company.
3.2.10    The Company may, in compliance with the principles and requirements of this Policy, adjust the formulaic bonus outcomes, as needed, both upwards and downwards (including to zero) to ensure alignment of pay with performance.
3.2.11    Participation in Incentive Compensation will end if the Company determines that:
●    Payment of Incentive Compensation becomes unreasonable or inappropriate due to collective bargaining, statutory provisions, or other reasons; or,
●    It is no longer in a position to make Incentive Compensation payments.
3.3    Supplemental Payments
3.3.1    There may be additional supplemental payments provided by the Company to eligible Employees in the sole discretion of the Company. All supplemental payments must be reviewed and approved, at a minimum, by Integrity & Compliance and HR prior to payment. Integrity & Compliance and HR may request counsel from Legal and other relevant business stakeholders, as needed, particularly when the supplemental payment is available to Sales personnel.

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3.4    Termination of Employment
3.4.1    Participation in Incentive Compensation does not alter the “Employment at Will” status of Employees or the right of the Company or the right of the Employee to terminate his or her employment at any time, with or without Cause.
3.4.2    Subject to the terms of a written employment agreement, if employment is terminated by reason of resignation or by Cause prior to Incentive Compensation payout (whether such termination occurs during or after the fiscal year), Employees are not entitled to an Incentive Compensation payment.
3.4.3    Subject to the terms of a written employment agreement, the Company may exercise its judgment to determine what, if any, Incentive Compensation payment should be paid in the event of an elimination of a position, a change in job responsibilities, or a reduction-in-force during the fiscal year. Factors that may be considered include, but are not limited to the following:
●    When in the fiscal year the separation occurred
●    If the Employee’s objectives were met
●    The overall performance of the Indivior Group
3.5    Clawback
3.5.1    The Company reserves the right to, in its absolute discretion and subject to applicable law, seek redress from individuals in circumstances where there has been a material misstatement of the Indivior Group or business unit results, or a failure to comply with the Indivior Code of Conduct, policies or procedures, irrespective of the position the Employee might hold and whether they are employed or not employed by the Company at the time of the breach of the Indivior Code of Conduct.
3.5.2    The Company shall in its absolute discretion decide on the amount of the Incentive Compensation payment subject to Clawback in light of the circumstances triggering the Clawback. The amount subject to Clawback shall be limited to the net (post- witholding) portion of the Incentive Compensation that was paid or is otherwise payable that the Company determines exceeds the amount that would have been paid or would otherwise be payable but for the events described in Section 3.5.1.
3.5.3    The Company may use any lawful methods to satisfy the Clawback, including the following:
●    Reduce (including, if appropriate, to zero) the amount of any future Incentive Compensation; or,

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●    Require an Employee to pay the Company or any associated entity (e.g., subsidiary) the amount required to satisfy the Clawback in full, on terms directed by the Company (including, without limitation, on terms that the relevant amount is to be withheld or deducted from the Employee’s salary or from any other payment to be made to the Employee by the Company or associated entity).
3.5.4    Employees, as a condition to participating in, and being eligible to receive Incentive Compensation, agree to:
●    Authorize the Company and/or associated entities to deduct the Clawback amount from the Employee’s remuneration or payments due to them if permitted by applicable law;
●    Repay to the Company or associated entity the Clawback amount on demand as a debt; and,
●    Pay and indemnify, and keep indemnified, the Company and all associated entities against any costs and expenses, which may include reasonable legal expenses, incurred by the Company or any associated entity in enforcing the Clawback provisions.
3.5.5    No delay or omission on the part of the Company or any associated entity in exercising its rights under this Policy shall operate as a waiver of any such rights to seek redress.
3.5.6    The Company may terminate the employment of any Employee who fails to cooperate with the Company in satisfying any Clawback.
4    TIMING OF PAYMENT
4.1    Payment of Annual Incentive Compensation will be made in the year following the performance year, but not later than March 15th of such following year.
5    CORPORATE INTEGRITY AGREEMENT
5.1    Notwithstanding any other provision of this Policy, the rights and obligations of the Company and Employees with respect to Incentive Compensation shall be subject to the applicable terms and conditions of Appendix C of the Corporate Integrity Agreement dated July 24, 2020 between the Office of Inspector General of the Department of Health and Human Services and Indivior Inc., a copy of which is included in Appendix 1 of this Policy.
6    TRAINING
6.1    HR is responsible for ensuring that relevant Employees read and acknowledge their understanding of this Policy annually.

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7    ENFORCEMENT
7.1    Non-compliance with this Policy can subject Employees to disciplinary actions up to and including termination.
7.2    This Policy and any dispute or claim arising out of or in connection with it shall be governed by and construed in accordance with Virginia law. The state or federal courts of Virginia shall have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Policy or its subject matter or formation (including non-contractual disputes or claims).
8    REFERENCES
●    Annual Incentive Plan SOP
●    Anti-Bribery Policy
●    Indivior Code of Conduct
●    Competition Law Compliance Manual
●    Equal Employment Opportunity (EEO) Policy (USA)
●    Global Policy on Healthcare Business Ethics
●    Harassment Policy (USA)
●    Prescriber Concern Report Policy
●    Sales Incentive Plan SOP
9    DEFINITIONS/ABBREVIATIONS
9.1    “Cause” shall have the meaning as defined in any employment agreement then in effect between the Employee and their employing Company, or if not defined therein, or if there is no such agreement, “Cause” refers to an Employee’s (a) failure to substantially perform the Employee’s duties and obligations to the Company as an Employee, including one or more acts of gross negligence or insubordination or a material breach of Indivior’s policies and procedures; (b) material breach of Indivior’s Code of Conduct, its Equal Opportunity and Anti-Harassment policies (including the Equal Employment Opportunity (EEO) Policy (USA) and Harassment Policy (USA)), or compliance policies (including the Anti-Bribery Policy, the Competition Law Compliance Manual, and the Global Policy on Healthcare Business Ethics); (c) indictment for, conviction of, or plea of guilty or nolo contendere to, a felony or any other crime involving fraud, dishonesty, theft, breach of trust or moral turpitude; (d) willful engagement in conduct which results in, or could reasonably be expected to result in, material injury to the Company’s financial condition, reputation, or ability to do business; (e) breach of

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any other agreement with the Company; (f) violation of state or federal securities laws or regulations; (g) discharge for poor performance; or (h) willful failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by the Company to cooperate, willful destruction or failure to preserve documents or other materials relevant to such investigation, or willful inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation. The determination of the existence of Cause shall be made by the Company, and such determination shall be conclusive.
9.2    “Clawback” refers to any reduction or forfeiture of, or obligation to repay, an amount of compensation otherwise payable or paid pursuant to Section 3.5.
9.3    “Consultant” refers to any entity or individual the Company engages and contracts with to perform tasks, activities or services on behalf of the Company, including Healthcare Professionals. Consultants are not intended by the Company to be Employees.
9.4    “Contingent Worker” refers to a temporary worker hired to cover vacancies due to promotions, terminations, illness, leave of absence, etc. Their tasks are generally expected to be performed by regular Employees in the medium to long-term. Contingent Workers are not intended by the Company to be Employees.
9.5    “Field Medical Employees” refers to Employees who are responsible for carrying out medical affairs activities in the field.
9.6    “Incentive Compensation” refers to payment under plans (i.e., AIP and SIP), which are designed to reward and drive performance and behaviors consistent with Indivior’s purpose, Indivior Code of Conduct, and policies, values, and strategy as well as any bonuses payable under an employment agreement between the Company and any Employee.
9.7    “Promotional Field-Based Employees” refers to Addiction Sciences and Behavioral Health Clinical Specialists, Area Sales Managers, Sale Trainers, Business Directors, other Sales Employees, Field Reimbursement Specialists (FRSs), and Managed Care Employees as well as other Company Employees when engaging in promotional activities.
9.8    “Indivior Group” refers to the Companies and each of their parents, subsidiaries, and affiliates.
10    APPENDICES
●    Appendix 1 – Corporate Integrity Agreement (Appendix C)

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11    REVISION HISTORY

Version	Date of Revision	Summary of Changes	Reason for Changes
1.0	Oct 2019	New Policy	New Policy
2.0	Sept 2020	New legal entity, added CIA language	Consistency with CIA
3.0	September 2021	Removal of Indivior Solutions Inc, minor clarification of processes	Annual review
4.0	August 2022	Clarification of definitions, minor clarification of policy	Annual review

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APPENDIX 1
Corporate Integrity Agreement (Appendix C)
Incentive Compensation Restriction and
Executive Financial Recoupment Program
Within 120 days after the Effective Date of the CIA, Indivior shall establish and maintain throughout the term of the CIA two programs relating to compensation for its Employees and executives. The first shall be an Employee and Executive Incentive Compensation Restriction Program as described below in Section A. The second shall be an Executive Financial Recoupment Program as described below in Section B.
(A) Employee and Executive Incentive Compensation Restriction Program
Indivior’s Incentive Compensation Policy (“ICP”) outlines the criteria that Indivior Employees must satisfy as a prerequisite to earning Incentive Compensation. Incentive Compensation is designed to reward and drive performance and behaviors consistent with Indivior’s mission, Code of Conduct, and policies, values, and strategy. For the Addiction Sciences business unit, Incentive Compensation is designed so that financial incentives do not inappropriately incentivize Employees to engage in or tolerate marketing, promoting, or selling of Company products (1) for unapproved uses, (2) to prescribers of buprenorphine products who are not DATA 2000-waivered or prescribers who practice within an excluded specialty, and (3) to prescribers on a government debarred list or who have been delisted pursuant to Indivior’s Prescriber Concern Report Policy. For the Behavioral Health business unit, Incentive Compensation is designed so that financial incentives do not inappropriately incentivize Employees to engage in or tolerate marketing, promoting, or selling of Company products (1) for unapproved uses, (2) to prescribers who practice within an excluded specialty, and (3) to prescribers on a government debarred list or who have been delisted pursuant to Indivior’s Prescriber Concern Report Policy. Under the ICP, Employees may not be eligible or may have limited eligibility for Incentive Compensation where they have been found to have committed violations of Company policies and procedures, have not completed compliance training, or have unsatisfactory job performance.
(B) Executive Financial Recoupment Program
Within 120 days after the Effective Date of the CIA, Indivior shall establish a financial recoupment program that puts at risk of forfeiture and recoupment an amount equivalent to up to 2 years of annual performance pay (including Cash and Equity Awards as defined below) for any Covered Executive (as defined below) who is the

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subject of an Affirmative Recoupment Determination. This program shall be known as the Executive Financial Recoupment Program. This recoupment program shall apply to Covered Executives who, at the time of a Recoupment Determination, are either current Indivior Employees or became former Indivior Employees at any time 120 days or more after the Effective Date of the CIA.
Within 120 days after the Effective Date of the CIA, Indivior shall establish policies and procedures (and modify employment and other contracts as necessary) to provide that incentive awards, bonuses, and other similar awards on an after tax/net basis (collectively “Cash Awards”) for each Covered Executive is at risk of forfeiture in the event of Significant Misconduct (i.e., a violation of a law or regulation or a significant violation of an Indivior policy) that is discovered by Indivior before the bonus is paid. In the event of Significant Misconduct by any Covered Executive, Indivior shall also reserve the right and full discretion to void and forfeit any unvested market value options, unvested conditional awards, unvested deferred bonus awards, and other unvested rights to receive Company ordinary shares (collectively, “Equity Awards”) which are granted 120 days or more after the Effective Date of the CIA. If Indivior discovers any Significant Misconduct that would implicate the forfeitures described in this Paragraph by a Covered Executive, it shall evaluate the situation in accordance with the process outlined below and make a determination about whether any forfeiture, and the terms of such forfeiture, shall be implemented.
Within 120 days after the Effective Date of the CIA, Indivior shall modify and supplement the Annual Incentive Plans, Long-Term Incentive Plan and Deferred Bonus Plan applicable to Covered Executives (and any employment agreements, as appropriate) by imposing the eligibility and repayment conditions described below on future Cash and Equity Awards and making the additional remedies discussed below applicable to all U.S.-based Executive Committee Members and Senior Vice Presidents (collectively, “Covered Executives”). Indivior shall implement policies and procedures and, as necessary, shall modify contracts with Covered Executives so that, beginning no later than calendar year 2021, Cash and Equity Awards which are granted 120 days or more after the Effective Date of the CIA may be recouped if an Affirmative Recoupment Determination is made. The forfeiture and recoupment rights described in this Paragraph shall apply prospectively to Covered Executives beginning no later than the calendar year 2021 bonus plan and Equity Award years.
(i) Cash Award Eligibility and Repayment Conditions. Within 120 days after the Effective Date of the CIA, Indivior shall implement an eligibility and repayment condition on Cash Awards that will allow Indivior, as a consequence of a Triggering Event, to pursue repayment from Covered Executives of an amount equivalent to up to two years of Cash Awards paid to

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the individual. These eligibility and repayment conditions shall be designed to survive the payment of the Covered Executive’s Cash Award and the separation of the Covered Executive’s employment for a period of two years from the payment of the Cash Award. If payment of any portion of a Cash Award is deferred on a mandatory or voluntary basis, the two-year period shall be measured from the date the bonus would have been paid in the absence of deferral.
If an Affirmative Recoupment Determination is made, Indivior shall endeavor to collect repayment of any Cash Award from the Covered Executive through reasonable and appropriate means according to the terms of its Cash Award plan (or executive contract if applicable), and to the extent permitted by controlling law of the relevant jurisdiction. If necessary and appropriate to collect the repayment, Indivior shall file suit against the Covered Executive unless good Cause exists not to do so. For purposes of the Executive Financial Recoupment Program, good Cause shall include, but not be limited to, a financial inability on the part of the Covered Executive to repay any recoupment amount or Indivior’s inability to bring such a suit under the controlling law of the relevant jurisdiction.
(ii) Equity Awards and Repayment Conditions. Within 120 days after the Effective Date of the CIA, Indivior shall implement an eligibility and repayment condition on Indivior’s Equity Awards that will allow Indivior, as a consequence of a Triggering Event, to pursue repayment from Covered Executives of all or a portion of the value of Equity Awards provided to the Covered Executive for the two years prior to the Affirmative Recoupment Determination Equity Awards. These eligibility and repayment conditions shall be designed to survive the vesting or distribution of the Equity Award and the separation of a Covered Executive’s employment for a period of two years from the vesting or distribution.
If an Affirmative Recoupment Determination is made, Indivior shall endeavor to collect repayment of all or a portion of the value of Equity Awards for the two years prior to an Affirmative Recoupment Determination from a Covered Executive through reasonable and appropriate means (including by means of filing suit against the executive, as may be appropriate) to the extent permitted by controlling law of the relevant jurisdiction.
(iii) Additional Remedies.
To the extent permitting by controlling law, for the two years during which the Cash and Equity Award eligibility and repayment conditions exist, if

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Indivior reasonably anticipates that a Triggering Event has occurred, and Indivior has recoupment rights remaining under Paragraphs B(i)-(ii), Indivior shall have the right to notify the Covered Executive that those rights shall be tolled and thereby extended for an additional two years or until the Recoupment Committee determines that a Triggering Event has not occurred, whichever is earlier, to the extent permitted by controlling law of the relevant jurisdiction.
If, after expiration of the time period specified in Paragraphs B(i)-(ii) above, the Recoupment Committee determines that a Triggering Event has occurred, Indivior shall make a determination as to whether to pursue available remedies (e.g., filing suit against the Covered Executive) existing under statute or common law to the extent available.
(C) Definition of Triggering Events. The forfeiture and repayment conditions described above shall be triggered upon a Recoupment Determination that finds either of the following (each, a “Triggering Event”):
(i) Significant Misconduct (i.e., a violation of a law or regulation or a significant violation of an Indivior policy) relating to Covered Functions by the Covered Executive that, if discovered prior to payment, would have made the Covered Executive ineligible for a Cash or Equity Award in that plan year or subsequent plan years; or
(ii) Significant Misconduct (as defined above) relating to Covered Functions by subordinate Employees in the business unit for which the Covered Executive had responsibility on or after 120 days after the Effective Date of the CIA that does not constitute an isolated occurrence and which the Covered Executive knew or should have known was occurring that, if discovered prior to payment, would have made the Covered Executive ineligible for a Cash or Equity Award in that plan year or subsequent plan years.
(D) Administration of Recoupment Programs. Indivior shall engage in a standardized, formal process to determine whether a Triggering Event has occurred, and, if so, the extent of the Cash and Equity Awards that will be subject to repayment or forfeiture by the Covered Executive, and the most appropriate method for securing recoupment of relevant monies previously paid to a Covered Executive. The findings and conclusions resulting from this process shall be referred to as the “Recoupment Determination.” A determination that Cash and/or Equity Award amounts shall be forfeited by or recouped from a Covered Executive shall be referred to as an “Affirmative Recoupment Determination.”

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(i) Initiation. Indivior shall initiate the Recoupment Determination process within 30 days after: (1) discovery of potential Significant Misconduct that may rise to the level of a Triggering Event, or (2) written notification by a United States federal government agency to Indivior’s Chief Integrity & Compliance Officer of a situation that may rise to the level of a Triggering Event and either occurred in the United States or gives rise to liability relating to federal healthcare programs. This written notification shall either identify the Covered Executive(s) potentially at issue or provide information (e.g., a description of the alleged misconduct and the applicable time period) to allow Indivior to identify the Covered Executive.
(ii) Indivior Oversight Committee. The Recoupment Determination or Recoupment Recommendation shall be made by a committee of senior executives representing the Compliance, Legal, and HR groups (Indivior Oversight Committee). The Indivior Oversight Committee shall make a Recoupment Recommendation for all Executive Officers or Executive Committee members of Indivior and shall make a Recoupment Determination for all other Covered Executives. A Covered Executive shall not participate in the Indivior Oversight Committee while that individual is subject to a Recoupment Determination. If a Recoupment Determination involves an Executive Officer or Executive Committee member of Indivior, a Recoupment Determination for such individual shall be subject to approval by the Board of Directors (or appropriate committee thereof) of Indivior.
(iii) Recoupment Determination Process. Indivior shall initiate the Recoupment Determination process within 30 days after discovery by Indivior, or notification pursuant to Paragraph D(i)(2), of a potential Triggering Event.
As part of the Recoupment Determination process, the Indivior Oversight Committee or appropriate Delegate (as defined below) shall: i) undertake an appropriate and substantive review or investigation of the facts and circumstances associated with the Triggering Event or any written notifications about potential Triggering Events received pursuant to Paragraph D(i)(2) above; ii) make written findings regarding the facts and circumstances associated with the Triggering Event and any written notifications about potential Triggering Events received pursuant to Paragraph D(i)(2) above; and iii) set forth in writing its determinations (and the rationale for such determinations) about: 1) whether a Triggering Event occurred; 2) the extent of Cash or Equity Awards (collectively “performance pay”) that will be subject to forfeiture and/or repayment by the Covered Executive, if any; 3) the means that will be followed to implement the forfeiture and/or secure the recoupment of

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performance pay from the Covered Executive; and 4) the timetables under which Indivior will implement the forfeiture and/or attempt to recoup the performance pay.
For purposes of this Paragraph, a “Delegate” shall refer to the Indivior personnel to whom the Recoupment Committee has delegated one or more of its required tasks in furtherance of the Executive Financial Recoupment Program.
(E) Reporting. The Indivior Oversight Committee shall provide annual reports to the Board of Directors (or an appropriate committee thereof) of Indivior PLC about: i) the number and circumstances of any Triggering Events that occurred during the preceding year and any written notifications about potential Triggering Events received pursuant to Paragraph D(i)(2) above; ii) a description of any Recoupment Determinations where a Triggering Event occurred during the preceding year (including any decision to require or not require forfeiture/recoupment from any Covered Executives, the amount and type of any forfeiture/recoupment, the means for collecting any recoupment and the rationale for such decisions); and iii) a description of the status of any forfeitures and/or recoupments required under prior Affirmative Recoupment Determinations that were not fully completed in prior years.
The Indivior Oversight Committee shall also provide annual reports to OIG about: i) the number and circumstances of any Triggering Events that occurred during the preceding year and any written notifications about potential Triggering Events received pursuant to Paragraph D(i)(2) above; ii) a summary description of any Recoupment Determinations where a Triggering Event occurred during the preceding year (including any decision to require or not require forfeiture/recoupment from any Covered Executives, the amount and type of any forfeiture/recoupment, the method for collecting any recoupment, and the rationale for such decisions); and iii) a description of the status of any forfeitures and/or recoupments required under prior Affirmative Recoupment Determinations that were not fully completed in prior years. Indivior shall provide OIG with additional information regarding any Recoupment Determination where a Triggering Event has occurred upon OIG’s request.
Indivior commits, to the extent permitted by controlling law, to maintaining all of the forfeiture and recoupment commitments set forth in Paragraphs B-E above for at least the duration of the CIA, absent agreement otherwise with OIG.

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